Exhibit 12.1

RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

The following table sets forth our ratio of earnings to combined fixed charges and preferred stock dividends for each of the periods presented (dollars in thousands).

	Three Months Ended March 31,
	2018		2017
Fixed charges(1)	$7,543		$2,431
Preferred stock dividends(2)	1,213		-
Combined fixed charges and preferred stock dividends	$8,756		$2,431

Combined fixed charges and preferred stock dividends	8,756		2,431
Net income applicable to common stockholders(3)	33,570		22,178
Earnings	$42,326		$24,609
Ratio of earnings to combined fixed charges and preferred stock dividends	4.83	x	10.12	x

(1)	Fixed charges consist of interest expense.
(2)
Prior to August 17, 2017 (the first date on which we issued shares of our Series A Preferred Stock), we had not issued any preferred stock, and therefore there are no preferred stock dividends included in our calculation of the ratio of earnings to combined fixed charges and preferred stock dividends for each period presented prior to the year ended December 31, 2017.

(3)
Net income applicable to common stockholders for the three months ended March 31, 2018 includes an unrealized gain on derivatives, net, of $19.6 million and an unrealized gain on investments in MSRs of $12.5 million. Net income applicable to common stockholders for the three months ended March 31, 2017 includes an unrealized gain on derivatives, net, of $1.1 million and an unrealized gain on investments in MSRs of $19.0 million.